SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

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Proven reserves of Ecopetrol Corporate Group increased by 8.3 % in 2011

•         Proved net reserves (1P) as of Dec. 31 of 2011 amounted to 1,857 million barrels of oil equivalent (MMBOE)

•         The reserve replacement ratio was 164%

•         99% of the reserves were audited by three specialized independent firms

•         Proved net reserves grew 63% in the last three years

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) announced today its consolidated proved reserves (1P) of oil, condensed and natural gas as of December 31, 2011 according to the Securities and Exchange Commission (SEC) technical standards and methodology. 99% of the reserves were audited by three specialized independent firms: Gaffney, Cline & Associates, Ryder Scott Company and DeGolyer and McNaughton.

Ecopetrol’s Corporate Group proved net reserves of hydrocarbons at the end of 2011 amounted 1,857 million barrels of oil equivalent (MMBOE), which represents an increase of 8.3% compared to 1,714 MMBOE at the end of 2010. In 2011, there was an increase of 364 MMBOE of proven reserves and net production came to 221 MMBOE.

The reserve replacement ratio in 2011 was 164%, which means that 1.64 barrels were added to proven reserves for each barrel of oil equivalent produced.

In 2011, the corporate group’s net production grew 17%. Despite the larger production, the reserves-to-production ratio, assuming the same production level of 2011 in the future, was 8.4 years.

Ecopetrol increased its net reserves by 63% in the past three years (2009-2011) from 1,137 MMBOE at the end of 2008 to 1,857 MMBOE as of December 31, 2011. During the same period, net production increased from 135 MMBOE in 2008 to 221 MMBOE in 2011, an increase of 64%. Reserves have grown at the same pace of production and the average reserve replacement rate for the three-year period was 236%.

Increase in proven reserves is due mainly to extensions of proven area, revisions of previous estimates in some fields, and acquisitions.

The main increase came from the following fields: Castilla, Cupiagua and Chichimene fields, operated directly by Ecopetrol; the Rubiales and Quifa fields, operated in partnership; as well as due the acquisition of Equion.

Proved Reserves (1P)
(Net reserves, does not include royalties)	MMBOE

Proved net reserves as of Dec. 31, 2010	1,714
Extensions and discoveries	252
Revisions of previous estimates	62
Acquisitions	35
Enhanced recovery	15
Production/sales year 2011	-221
Proved net reserves as of Dec. 31, 2011	1,857

Ecopetrol clarifies that in the statement of proved reserves as of December 31, 2011, there are no additions from any of the discoveries in Colombia and abroad announced in the past two years. Ecopetrol is determining boundaries and carrying out development planning on those fields.

Ecopetrol accounts for 94% of the 1,857 MMBOE of proven reserves. The remainder comes from Hocol, Ecopetrol America and Ecopetrol’s participation in Equion and Savia (Peru).

Bogota D.C., January 31, 2012

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 30, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

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